As filed with the Securities and Exchange Commission on January 23, 2014	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_____________

KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
_____________

N/A
(Translation of issuer’s name into English)
_____________

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_____________

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alejandro Gonzalez Lazzeri, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing five (5) Certificados de Participacion Ordinarios (“CPOs”), each CPO representing one Series A common share of Kimberly Clark de Mexico, S.A.B. de C.V.	20,000,000 American Depositary Shares	$5.00	$1,000,000	$128.80
CPOs which each represent one Series A common share of Kimberly Clark de Mexico, S.A.B. de C.V.	100,000,000 CPOs	0	0	0***
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

***	Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CPOs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and upper left and right corners.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3), (4) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon and conditions for the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (10) and (11).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (14).

Kimberly Clark de Mexico, S.A.B. de C.V. (the "Company") publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is http://www.kimberly-clark.com.mx.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Amended and Restated Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).   — Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of January, 2014.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing five (5) Certificados de Participacion Ordinarios (“CPOs”) and each CPO representing one Series A common share of KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, on December 10th, 2013.

KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.

By:	/s/ Xavier Cortés Lascurain
Name: Xavier Cortés Lascurain Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Pablo R. González Guajardo and Xavier Cortés Lascurain to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 10th, 2013.

Signature	Title

/s/ Pablo R. González Guajardo
Pablo R. González Guajardo.	Chief Executive Officer.

/s/ Xavier Cortés Lascurain
Xavier Cortés Lascurain.	Chief Financial Officer.

/s/ Fernando A. Vergara Rosales
Fernando A. Vergara Rosales.	Controller.

Board of Directors.

/s/ Claudio X. González Laporte
Claudio X. González Laporte.	Chairman.

/s/ Valentín Diez Morodo
Valentín Diez Morodo.	Vice President.

Signature	Title

/s/ Jorge Ballesteros Franco
Jorge Ballesteros Franco.	Director.

/s/ Angel Emilio Carillo Gamboa
Angel Emilio Carillo Gamboa.	Director.

/s/ Antonio Cosio Ariño
Antonio Cosio Ariño.	Director.

/s/ Esteban Malpica Fomperosa
Esteban Malpica Fomperosa.	Director.

/s/ Jorge A. Lara Flores
Jorge A. Lara Flores.	Alternate Director to Christian A. Brickman.

/s/ Sergio Chagoya Díaz
Sergio Chagoya Díaz.	Alternate Director to Mark Buthman.

/s/ Jose Antonio Noguera Castillo
José Antonio Noguera Castillo.	Alternate Director to Thomas J. Falk.

/s/ Jesús González Laporte
Jesús González Laporte.	Alternate Director to Robert Abernathy.

/s/ Alberto Saavedra Olavarrieta
Alberto Saavedra Olavarrieta.	Secretary.

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE CPO TRUSTEE

Pursuant to the requirements of the Securities Act of 1933, as amended, Nacional Financiera, S.N.C., on behalf of the legal entity created by the Trust Agreement dated November 24, 1989 between Nacional Financiera, S.N.C., as Grantor and Nacional Financiera, S.N.C., as CPO Trustee and acknowledged by S.D. Indeval, S.A. de C.V., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 on behalf of Kimberly Clark de Mexico, S.A.B. DE C.V., are met and has duly cause this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on January 22, 2014.

Nacional Financiera, S.N.C., As CPO Trustee By: /s/ Teodoro Raúl Mondragón von Bertrab Name: Teodoro Raúl Mondragón von Bertrab Title: General Trustee Delegate

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of KIMBERLY CLARK DE MEXICO, S.A.B. DE C.V.has signed this Registration Statement in New York, New York on January 9, 2014.

Authorized U.S. Representative DEPOSITARY MANAGEMENT CORPORATION, as Authorized U.S. Representative /s/ George Boychuk Name: George Boychuk Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary